UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LOUD Technologies Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

545731101

(CUSIP Number)

Marc Leder Rodger Krouse Sun Capital Partners, LLC 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486 (561) 394-0550	Douglas C. Gessner, Esq. James S. Rowe, Esq. Kirkland & Ellis LLP 200 E. Randolph Dr. Chicago, IL 60601 (312) 861-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 545731101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Mackie, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners III QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,308,367 (see item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,741,194 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,308,367 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 amends the Statement on Schedule 13D and Amendments Nos. 1 and 2 thereto (the “Schedule 13D”) previously filed by Sun Mackie, LLC (“Sun Mackie”), Sun Capital Partners II, LP (“Sun Partners II LP”), Sun Capital Advisors II, LP (“Sun Advisors II”), Sun Capital Partners, LLC (“Sun Partners LLC”), Sun Capital Partners III, LP (“Sun Partners III LP”), Sun Capital Partners III QP, LP (“Sun Partners III QP LP”), Sun Capital Advisors III, LP (“Sun Advisors III”), Sun Capital Partners III, LLC (“Sun Partners III LLC), Marc Leder (“Leder”), and Rodger Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock of LOUD Technologies Inc. (the “Issuer”) as follows:

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended and supplemented by adding the following:

On August 29, 2005, OCM Mezzanine Fund, L.P. (“OCM”) purchased 257,732 shares of common stock of the Issuer in connection with certain refinancing transactions entered into by the Issuer.  As part of such purchase, OCM joined and became party to the Stockholders Agreement and the Registration Agreement.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented by adding the following:

On August 29, 2005, OCM purchased 257,732 shares of common stock of the Issuer in connection with certain refinancing transactions entered into by the Issuer.  As part of such purchase, OCM joined and became party to the Stockholders Agreement and the Registration Agreement.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:

(a)  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 18,308,367 shares of common stock of the Issuer, or approximately 78% of the common stock outstanding.  This number is comprised of (a) 16,561,765 shares of common stock held directly by Sun Mackie, (b) 1,179,429 shares of common stock of the Issuer issuable to Sun Mackie upon the exercise of Warrants held by Sun Mackie, which are immediately exercisable, (c) 168,507 shares of common stock held directly by Randolph Street Partners V (“RSP”), by virtue of voting covenants in the Stockholders Agreement, (d) 12,000 shares of common stock of the Issuer issuable to RSP upon the exercise of Warrants held by RSP, which are immediately exercisable, by virtue of the voting covenants contained in the Stockholders Agreement, (e) 120,363 shares of common stock held directly by H.I.G. Sun Partners, Inc. (“HIG”), by virtue of voting covenants in the Stockholders Agreement, (f) 8,571 shares of common stock of the Issuer issuable to HIG upon the exercise of Warrants held by HIG, which are immediately exercisable, by virtue of the voting covenants contained in the Stockholders Agreement, and (g) 257,732 shares of common stock held directly by OCM, by virtue of voting covenants in the Stockholders Agreement.

(b) Each Reporting Person may be deemed to have shared voting power to vote or direct the vote of 18,308,367 shares of common stock of the Issuer.  This number is comprised of (a) 16,561,765 shares of common stock held directly by Sun Mackie, (b) 1,179,429 shares of common stock of the Issuer issuable to Sun Mackie upon the exercise of Warrants held by Sun Mackie, which are immediately exercisable, (c) 168,507 shares of common stock held directly by RSP, by virtue of voting covenants in the Stockholders Agreement, (d) 12,000 shares of common stock of the Issuer issuable to RSP upon the exercise of Warrants held by RSP, which are immediately exercisable, by virtue of the voting covenants contained in the Stockholders Agreement, (e) 120,363 shares of common stock held directly by HIG, by virtue of voting covenants in the Stockholders Agreement, (f) 8,571 shares of common stock of the Issuer issuable to HIG upon the exercise of Warrants held by HIG, which are immediately exercisable, by virtue of the voting covenants contained in the Stockholders Agreement, and (g) 257,732 shares of common stock held directly by OCM, by virtue of voting covenants in the Stockholders Agreement.  Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 17,741,194 shares of common stock of the Issuer.  This number is comprised of (a) 16,561,765 shares of common stock held directly by Sun Mackie, and (b) 1,179,429 shares of common stock of the Issuer issuable to Sun Mackie upon the exercise of Warrants held by Sun Mackie, which are immediately exercisable.  The Reporting Persons and RSP, HIG, and OCM may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Stockholders Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with RSP, HIG, and OCM.  The table below lists the number of shares beneficially owned by RSP, HIG, and OCM in which the Reporting Persons may be deemed to have beneficial ownership because of the Stockholders Agreement and the Registration Agreement.

		Shares Issuable Upon
Name:	Shares:	Exercise of Warrants:

Randolph Street Partners V	168,507	12,000

H.I.G. Sun Partners, Inc.	120,363	8,571

OCM Mezzanine Fund, L.P.	257,732	—

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated in this item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of the Issuer reported by this statement.

(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Schedule A	Additional Information required by Item 2 of Schedule 13D *

Exhibit A	Joint Filing Agreement, dated February 21, 2003, by and among each of the Reporting Persons *
Exhibit B	Purchase Agreement, dated January 16, 2003 (including amendments) *
Exhibit C	Post-Closing Funding Agreement, dated February 21, 2003 *
Exhibit D	Stockholders Agreement, dated February 21, 2003 *
Exhibit E	Registration Agreement, dated February 21, 2003 *
Exhibit F	Securities Purchase Agreement, dated March 31, 2003 **
Exhibit G	Stock Purchase Warrant, dated March 31, 2003 **
Exhibit H	Exchange Agreement, dated August 3, 2004 ***

* Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on February 27, 2003

** Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 4, 2003.

*** Previously filed as an exhibit to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 4, 2004.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2005	Sun Mackie, LLC

	By:	/s/ Rodger Krouse, authorized signatory

Date: August 30, 2005	Sun Capital Partners II, LP

	By:	/s/ Rodger Krouse, authorized signatory

Date: August 30, 2005	Sun Capital Advisors II, LP

	By:	/s/ Rodger Krouse, authorized signatory

Date: August 30, 2005	Sun Capital Partners, LLC

	By:	/s/ Rodger Krouse, authorized signatory

Date: August 30, 2005	Sun Capital Partners III, LP

	By:	/s/ Rodger Krouse, authorized signatory

Date: August 30, 2005	Sun Capital Partners III QP, LP

	By:	/s/ Rodger Krouse, authorized signatory

Date: August 30, 2005	Sun Capital Advisors III, LP

	By:	/s/ Rodger Krouse, authorized signatory

Date: August 30, 2005	Sun Capital Partners III, LLC

	By:	/s/ Rodger Krouse, authorized signatory

Date: August 30, 2005	/s/ Rodger Krouse

Date: August 30, 2005	/s/ Marc Leder